Exhibit 99.65

TITAN MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

TITAN MINING CORPORATION Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Titan Mining Corporation (“Titan”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment for the three months ended March 31, 2025, and includes events up to the date of this MD&A. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 and 2024 (the “Interim Financial Statements”) and the related notes thereto and other corporate filings, including the Company’s annual audited consolidated financial statements for the years ended December 31, 2024 and 2023 (the “Annual Financial Statements”). Unless otherwise specified, all financial information has been derived from the Company’s Interim Financial Statements which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements including International Accounting Standards 34 – Interim Financial Reporting (“IAS 34”).

Additional information regarding Titan, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”) and Management Information Circular, which are available on the Company’s website at www.titanminingcorp.com and under the Company’s profile on the SEDAR+ at www.sedarplus.com.

This MD&A is dated May 13, 2025. All dollar amounts reported herein are in US dollars unless otherwise indicated.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

OUR BUSINESS

Titan is a natural resource company engaged in the acquisition, exploration, development and production of mineral properties. Our corporate office is in Vancouver, British Columbia, and our shares are listed on the Toronto Stock Exchange under the symbol “TI” and on the OTCQB under the symbol “TIMCF”.

The Company’s principal asset is a group of 100%-owned, high-grade zinc mines located in the Balmat–Edwards mining district in northern New York State, near Gouverneur and 35 miles south of the Port of Ogdensburg and include the Empire State Mine’s #2, #3, #4, Hyatt, Pierrepont and Edwards mines (collectively the “Empire State Mine” or “ESM”). Titan declared commercial production at ESM on January 1, 2020. The Company also continues to maintain its unpatented mining claims in New Mexico, USA.

STRATEGY AND OUTLOOK

Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. Titan is committed to developing critical minerals assets that enhance the security of the domestic supply chain. Titan believes that the district surrounding ESM remains underexplored despite the long operating history of the district. The Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM. ESM’s #4 mine is connected to its #2 mine, and there is potential for significant mineral resource expansion which is expected to support production growth. Other historic mines and new targets within the district are a focus for Titan’s exploration team.

Titan management and Board have approved a plan and commenced acquisition of the necessary equipment to recommence mining in the N2D Zone (“N2D”) area. The area is fully developed enabling the Company to ramp up production quickly. N2D is estimated to add approximately 12 million payable zinc pounds per annum. ESM has provided 2025 production guidance of between 75 - 81 million zinc recoverable pounds or 64 - 69 million zinc payable pounds. ESM continues to review ways to increase operating efficiencies, particularly by adding incremental ore feed from other historically mined zones outside of the current #4 mine. See the Company’s news release dated February 19, 2025, for further detail on production and cost guidance.

In 2024 the Company declared a maiden mineral resource on the Kilbourne graphite project. The deposit comprises an open pit constrained inferred mineral resource estimate of 22 million tons at an average grade of 2.91% Cg with 653kt of contained graphite. Nearly all of the existing mineral resource estimate is within the active use permit, with only permits required to bring to production comprising of state permits. The Company has outlined parameters of a processing facility for the Kilbourne natural graphite mineralized material (the “Facility”), to be co-located with the Company’s existing zinc operations at ESM. The Company is targeting production from the Facility during the second half of 2025. The key objectives of the Facility are to obtain product for commencement of qualification sales and develop a commercialization strategy for Kilbourne. See the Company’s news release dated January 16, 2025, for further detail regarding the Facility. Construction of the Facility is recommended in the Company’s current technical report for ESM.

In addition, the Company continues to examine various financing options to advance further development at ESM and bolster the Company’s treasury.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

FINANCIAL AND OPERATIONAL SUMMARY

	Three months ended March 31,
Financial Performance	2025	2024	Change
Net income (loss) before tax	$354	$(2,632)	$2,986
Operating cash inflow (outflow) before changes in non-cash working capital	$2,690	$263	$2,427

Financial Condition	March 31, 2025	December 31, 2024
Cash and cash equivalents	$12,183	$10,163
Working capital deficit	$9,728	$12,581
Total assets	$58,927	$55,148
Equity	$3,467	$3,003

	Three months ended March 31,
Operating Data	2025	2024	Change
Payable zinc produced (mlbs)	15.4	14.7	0.7
Payable zinc sold (mlbs)	15.6	14.4	1.2
Average provisional zinc price (per lb)	$1.29	$1.11	$0.18

HIGHLIGHTS

Significant events and operating highlights for the three months ended March 31, 2025 and up to the date of this MD&A include the following:

●	Zero Lost Time Injuries in the first quarter.

●	Produced 15.4 million pounds of payable zinc in the first quarter of 2025, an increase of 5% from the same quarter in the prior year.

●	Revenues of $16,015 in the first quarter of 2025, an increase of $4,284 from the first quarter in the prior year.

●	AISC of $0.96 for the first quarter of 2025 compared to $1.00 in the first quarter of 2024.

●	Completion of an updated mineral resource estimate and technical report, which extended the mine life for ESM’s zinc operations until 2033, reporting a 22% increase in measured and indicated contained pounds of zinc compared to the Company’s 2020 zinc Mineral Resource estimate.

●	Received Phase III metallurgy results for the Kilbourne graphite project, resulting in process optimization which indicates favorable characteristics of material with low impurities, high recoveries, final concentrate of 98.8% C(t) and saleable product.

●	Commenced engineering for the Facility with financing efforts underway for equipment to be procured.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

		2025	2024
		Q1	FY (2)	Q4	Q3	Q2	Q1
Production
Ore mined	tons	109,167	406,541	141,820	58,353	95,575	110,795
Ore milled	tons	108,293	410,867	147,393	57,011	95,762	110,703
Feed grade	zn %	8.7	8.8	9.0	8.6	9.1	8.1
Recovery	%	96.4	96.4	96.4	96.3	96.5	96.2
Payable zinc	mlbs	15.37	59.5	21.7	8.3	14.8	14.7
Concentrate grade	zn %	59.6	60.0	60.0	59.8	60.1	59.9
Zinc concentrate produced	tons	15,172	58,317	21,850	7,920	14,155	14,392
Sales
Payable zinc	mlbs	15.57	59.6	22.3	8.2	14.7	14.4
Average provisional zinc price	$/lb	$1.29	$1.23	$1.28	$1.27	$1.30	$1.11
C1 cash cost (1)	$/lb	$0.91	$0.91	$0.81	$1.32	$0.79	$0.97
Sustaining capital expenditures (1)	$/lb	$0.05	$0.03	$0.05	$0.03	$0.00	$0.03
AISC(1)	$/lb	$0.96	$0.94	$0.86	$1.35	$0.79	$1.00

(1) C1 cash cost, Sustaining Capital Expenditures, and All-In Sustaining Cost (“AISC”) are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is provided below, under “Non-GAAP Performance Measures”.

(2) The full-year figure may not equal the sum of the quarters due to rounding.

OPERATIONS REVIEW

Mining in the first quarter of 2025 continued to focus on the Mahler, New Fold, and Mud Pond zones in the #4 mine. Deepening of the lower Mahler ramp system provided access to high-grade ore in the Lower Mahler mining zone that supported higher than budgeted grades. Longhole stope mining in New Fold provided above-target grades and tons. Mining has continued in these same key zones during the second quarter of 2025. In addition to these zones, mining activities will expand to the N2D zone, with initial production from the area scheduled at 250 tons per day, ramping up to 500 tons per day in the third quarter of 2025.

Work on projects in the fourth quarter of 2024 focused mainly on establishing a revised mining plan for 2025 with an increase in production from 1,750 tons per day to a nominal 2,250 tons per day by year end. During the first quarter of 2025, mining equipment was sourced and purchased to expand the underground mining fleet to implement the expansion. Personnel were hired to start training and rehabilitation work commenced to prepare the area for mining.

Other project work is focused on further potential expansions in respect of the zinc operation and completion of a Preliminary Economic Assessment on the Kilbourne graphite project.

ESM Mineral Resource Estimate Update and Extended Life of Mine

On January 15, 2025, the Company filed the 2025 Technical Report with respect to the Company’s Empire State Mine, providing an updated mineral resource estimate and extended mine life for its ESM zinc operation. The regional and near mine exploration plans cover ESM’s 80,000 acres of controlled mineral rights in upstate New York and target multiple high quality, near mine and district scale targets with potential to increase near term production and further extend the mine life.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

For additional information, please see the technical report titled “Empire State Mines 2024 NI 43-101 Technical Report” with an effective date of December 3, 2024, filed on SEDAR+ at www.sedarplus.ca on January 15, 2025.

EXPLORATION UPDATE

Empire State Mine

Historic Data

The review, compilation, digitization, and modelling of historic data collected over approximately 100 years by the previous operators of ESM continues to contribute to the exploration success at ESM, with several near-mine mineralized zones identified, including the N2D zone and Turnpike.

Titan’s exploration team has continued to generate additional near-mine and district targets using historic soil, stream sediment, drilling, and geophysical data. These historic data sets are also being utilized to identify additional near-surface mineralization in the vicinity of the other historic mining areas (Hyatt, Pierrepont, Edwards, and Rossie-Macomb), which were prioritized for drill testing in 2024 and continue in 2025. The team continues to research and consolidate mineral rights interests in high priority target areas.

In addition to zinc and base metal occurrences the Company has identified multiple areas with historic documentation of graphite bearing lithologies in St. Lawrence County. This review has helped identify graphite targets within ESM’s mineral rights.

2025 Drill Programs

Underground:

Underground drill programs in in the first quarter of 2025 targeted Mahler, New Fold, and Mud Pond. Underground drilling totalled 22 drill holes and 9,213 ft (2,808 m). All underground drilling was completed with Company-owned underground drills by Company employees. Of the drilling in the first quarter of 2025, 590 ft (179.8 m) testing exploration targets was completed. One exploration hole, which began in the fourth quarter of 2024, was completed with an additional 460 ft (140.2 m) drilled in the first quarter of 2025. A second hole targeting the down dip extensions of Mud Pond, began in the first quarter of 2025 and was at a depth of 130 ft (39.6 m). The exploration hole UX24-036 intercepted 11.4’ at 13.7% Zn (2,157 ft to 2,168 ft) which was 1,750 ft outside the current mineral resource estimate for the#4 mine, indicating further potential mineral resource growth.

Surface:

Surface programs in the first quarter of 2025, included the diamond drilling of Pleasant Valley, an exploration target within the Balmat-Pierrepont trend. Two holes totaling 1,994 ft (607.7 m) were completed during the period. All surface drilling was completed using Company owned drills by Company employees. Drilling targeted the possible extensions of a historically identified mineralized horizon along strike. After drilling at Pleasant Valley is complete, the Company plans to begin drilling at the Pork Creek target.

New Mexico

The Company began prospecting for base metals in an area of New Mexico in 2017. In 2018, the Company completed the first phase of its drilling program and was encouraged by the results. Annual claim maintenance fees have been renewed since allowing the Company to maintain control of the current land position while evaluating future exploration activities.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

TREND ANALYSIS

Selected Quarterly Information

	2025			2024			2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues ($)	16,015	26,327	8,274	17,969	11,731	10,911	15,481	8,952
Net income (loss) ($)	354	11,596	(4,864)	2,617	(2,632)	(6,959)	501	(4,841)
Basic & diluted income (loss) per share ($)	0.00	0.08	(0.04)	0.02	(0.02)	(0.05)	0.00	(0.03)
Cash and cash equivalents ($)	12,183	10,163	5,844	5,547	4,176	5,031	4,319	2,895
Total assets ($)	58,927	55,148	50,290	52,386	49,813	52,762	59,060	59,591
Total liabilities ($)	55,460	52,145	57,535	55,194	56,021	55,032	55,528	56,513

FINANCIAL REVIEW

Financial Results

($000’s)	Three months ended March 31,
Net income (loss) for the 2024 period	$(2,632)
Changes in components of income:
Revenues increase (decrease)	4,284
Cost of sales decrease (increase)	(408)
Other expenses decrease (increase)	(890)
Net income for the 2025 period	$354

During the three months ended March 31, 2025, revenues increased compared to the same period in 2024 largely as a result of higher concentrate zinc sales over the prior year (2025 – 15.6 mlbs vs. 2024 - 14.4 mlbs), and a higher average provisional price (2025 - $1.29 vs. 2024 - $1.11).

During the three months ended March 31, 2025, cost of sales increased compared to the same period in 2024 as a result of increased repairs and maintenance for planned maintenance on some of the Company’s equipment during the first quarter of 2025 and an increased headcount compared to the same period in the prior year. This was partially offset by lower depreciation incurred in 2025 compared to 2024 as a result of the change in resource estimate that occurred in Q4 2024, extending the life of the unit of production depreciated assets.

During the three months ended March 31, 2025, other expenses increased compared to the same period in 2024, largely a result of a foreign exchange gain that was recognized in the same period in the prior year, whereas in Q1 2025, there was less fluctuation in the USD/CAD foreign exchange rate.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Revenue

	Three months ended March 31,
($000’s)	2025	2024	Change
Zinc concentrate sales	$20,087	$16,003	$4,084
Zinc concentrate provisional pricing adjustments	(2,107)	(605)	(1,502)
Smelting and refining charges	(1,965)	(3,667)	1,702
Revenue, net	$16,015	$11,731	$4,284

Zinc concentrate pricing consists of provisional and final pricing adjustments made prior to the finalization of the sales contract.

During the three months ended March 31, 2025, revenues increased compared to the same period in 2024 largely as a result of higher concentrate zinc sales over the prior year (2025 – 15.6 mlbs vs. 2024 - 14.4 mlbs), and a higher average provisional price (2025 - $1.29 vs. 2024 - $1.11).

Cost of sales

	Three months ended March 31,
($000’s)	2025	2024	Change
Operating expenses	$11,266	$9,430	$1,836
Transportation costs	928	834	94
Royalties	11	7	4
Depreciation and depletion	1,506	2,957	(1,451)
Change of Inventory	(84)	(9)	(75)
Total	$13,627	$13,219	$408

During the three months ended March 31, 2025, operating expenses increased compared to the same period in the prior year, while tons mined and milled in Q1 2025 were 109,167 and 108,293, respectively (2024 – 110,795 and $110,703, respectively). Operating expenses increased as a result of increased repairs and maintenance for planned maintenance on some of the Company’s equipment during the first quarter of 2025, in addition to increased headcount compared to the same period in the prior year. Depreciation and depletion expenses decreased during the three months ended March 31, 2025 compared to the same period in the prior year as a result of the Company’s change in mineral resource assumption that occurred in Q4 2024, which increased the mineral resource base over which unit of production assets will be depreciated. The change in the mineral resource assumption was a direct result of the Company’s updated mineral resource estimate at the Company’s ESM operations included in the 2025 Technical Report.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Other operating expenses

	Three months ended March 31,
	2025	2024	Change	%
G&A expenses:
Salaries and benefits	$496	$543	(47)	9
Share-based compensation	115	1	114	>100
Office and administration	222	292	(70)	(24)
Professional fees	161	25	136	>100
Amortization of right-of-use assets, net of changes in lease terms	(24)	19	(43)	>100
Investor relations	12	13	(1)	(8)
	$982	$893	89	10
Exploration and evaluation (“E&E”) expenses:
Salaries and benefits	$163	$244	(81)	(33)
Assay and analyses	7	42	(35)	(83)
Contractors and consultants	112	126	(14)	(11)
Supplies	55	8	47	>100
Other	52	45	7	16
	$389	$465	(76)	(16)

G&A expenses for three months ended March 31, 2025 increased slightly compared to the same quarter in the prior year, largely as a result of an increase in share based payments as the Company had a larger amount of stock options vesting during the period compared to the prior year. In addition to an increase in professional fees relating to accounting and tax support.

E&E expenses for the three months ended March 31, 2025 remained relatively consistent with the same quarter in the prior year.

Other expenses (income)

Three months ended March 31,
2025	2024	Change	%
663	(214)	877	>100

For the three months ended March 31, 2025, other expenses (income) increased from the same period in the prior year as a result of a foreign exchange gain recognized in the prior year of $1,331 compared to a $17 gain in the current year, as the foreign exchange rate remained relatively consistent during the current period. This was partially offset by a decrease in interest expense due to a lower debt balance owing on the Company’s credit facility with NBC (as defined below).

LIQUIDITY AND CAPITAL RESOURCES

Debt

Credit Facility - National Bank of Canada

On June 6, 2022, the Company entered into a secured credit facility agreement for $40,000 (the “Credit Facility”) with National Bank of Canada (“NBC”). The Credit Facility is secured by a general charge on the assets of the Company and was initially available to the Company on a revolving basis to finance the working capital and general corporate requirements. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%.

●	The original maturity date was December 6, 2023 and included an annual extension option. The maturity date has been subsequently amended, most recently on December 9, 2024, which extended the previously amended maturity date of June 30, 2025 to December 31, 2025.

The Credit Facility is subject to certain financial covenants, which initially included an interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. These financial covenants have been subsequently amended, with current financial covenants including an interest coverage ratio of not less than 1.5 to 1.0, and an unrestricted cash balance of not less than $1,000. As of March 31, 2025, the Company was in compliance with all covenants related to the Credit Facility.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

During 2024, the Company entered into several amendments to its Credit Facility. In February 2024, a principal payment of $5,000 reduced the available credit limit from $32,170 to $27,170. In April 2024, a further amendment was executed, whereby, the previously imposed leverage ratio of 3.0 to 1.0 was removed and the interest coverage ratio was reduced to its current requirement of 1.5 to 1.0 (as noted above). Additionally, the Company agreed to make repayments on the Credit Facility to reduce the available credit to $15,170 by June 30, 2024 by way of a $10,000 principal payment made in April 2024, and a $2,000 principal payment on June 30, 2024, with a further reduction to the available credit limit to $10,170 by December 31, 2024, by way of another principal payment of $5,000 on or before December 31, 2024.

On December 9, 2024, the Company entered into its most recent amendment to the Credit Facility, which extended the maturity date of the Credit Facility from June 30, 2025 to December 31, 2025, and provided a revised repayment schedule which included $5,000 due before June 30, 2025, and the remaining principal balance of the Credit Facility of $5,170 to be made prior to the amended maturity date of December 31, 2025. Further, the minimum unrestricted cash balance required to be held by the Company was reduced from $3,000 to $1,000.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guaranteed fee applicable to the available credit limit amount at an annual rate of 1.125% and has been extended concurrent with the extension of the maturity date of the Credit Facility. During the three months ended March 31, 2025, the Company incurred a guaranteed fee charge of $28 (2024 - $112) recognized on the Company’s Statements of Loss and Comprehensive Loss.

Promissory Note – November 1, 2023

In November 2023, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”) to assist with the funding some of the principal repayments of the NBC Credit Facility. Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost.

Subsequent to March 31, 2025, the repayment date of the Promissory Note was extended to November 1, 2025. All other terms remain the same.

Other Related Party Loans

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Company’s Credit Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Ltd., as a part of the Company’s fixed price zinc contract, such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the NBC Credit Facility.

As at the date hereof, the Company has not yet agreed to commercial terms related to the related party loans from the company controlled by Titan’s Executive Chairman, and as such, has classified these loans as current on the statements of financial position.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Equipment Facility

On December 31, 2024, the Company entered into an equipment facility loan agreement (“Equipment Facility”), to purchase certain capital equipment for use at the Company’s ESM, up to a combined maximum amount of $4,800. The Equipment Facility bears interest on a monthly basis using the SOFR plus 2%, with interest payable monthly. The maturity date of the Equipment Facility is May 31, 2027. Principal payments are payable in equal monthly installments from the date of each advance over the remaining term of the Equipment Facility.

As at March 31, 2025, the Company had $1,906 remaining to be advanced under the Equipment Facility.

Financial Condition

	March 31, 2025	December 31, 2024
Cash and cash equivalents	$12,183	$10,163
Total debt	$35,237	$32,081
Net debt(1)	$23,054	$21,918
Working capital deficit	$(9,728)	$(12,581)

(1) Net debt is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to a similar financial measure disclosed by other issuers. See “Non-GAAP performance measures” of this MD&A for a discussion of non-GAAP performance measures.

Cash and cash equivalents as at March 31, 2025 increased by $2,020 compared to December 31, 2024. The increase in cash was generated from positive operating cash flows of $203, in addition to cash provided by financing activities of $2,534, partially offset by cash used in investing activities of $724, relating to the purchase of equipment. The cash provided by financing activities largely related to a $2,894 advance on the Company’s Equipment Facility, partially offset by debt interest payments of $360 during the quarter.

At March 31, 2025, the Company’s debt was comprised of a loan from the Credit Facility of $10,096, the Equipment Facility of $2,721, the Promissory Note from a related party of $5,920, and additional loans from a related party of $16,500. The Company incurred interest and accretion expense of $558 during the three months ended March 31, 2025, related to the debt, and made interest payments of $358. Amortized borrowing costs during the three months ended March 31, 2025 was $62.

Cash Flows

	Three months ended March 31,
	2025	2024	Change
Operating cash flows before changes in working capital	$2,690	$263	$2,427
Changes in working capital	(2,487)	(345)	(2,142)
Net cash flows generated by (used in) operating activities	203	(82)	285
Net cash flows generated by (used in) financing activities	2,534	(321)	2,855
Net cash flows generated by (used in) investing activities	(724)	(439)	(285)
	$2,013	$(842)	$2,855

Net cash flows generated from operating activities were higher during the three months ended March 31, 2025 compared to the same period in the prior year largely as a result of higher revenue. A discussion of the changes from period to period is set out above under “Financial Results” and “Other Operating Expenses”.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Net cash flows generated by financing activities during the three months ended March 31, 2025 reflect $2,894 advances on the Company’s Equipment Facility, partially offset by $360 of interest payments.

Net cash flows used in investing activities in the three months ended March 31, 2025 were slightly higher compared to the same period in the prior year related to the commencement of the planned equipment purchases to recommence mining in the N2D zone.

Capital Expenditures

The Company invested $724 in capital expenditures during the three months ended March 31, 2025 compared to $439 in capital expenditures in the comparative period in the prior year, including a new telehandler and loader.

Liquidity

As at March 31, 2025, the Company had total liquidity of $12,183 in cash and cash equivalents. The Company had negative working capital of $9,728 and a deficit balance of $61,427. For the three months ended March 31, 2025, the Company had recognized net income of $354 and positive operating cash flows of $203. The Company continues to monitor zinc prices and the impact on financial covenants associated with the Credit Facility.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of common shares and debt financing. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alternatives. Management reviews its capital management approach on a regular basis.

As noted above with the Company’s debt, the Company is subject to certain financial covenants relating to its Credit Facility with NBC. As at March 31, 2025, the Company was in compliance with all financial covenants. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise necessary funds primarily through securing additional debt or equity in support of its business objectives. There can be no guarantees that debt/equity financing or strategic alternatives will be available on acceptable terms to the Company or at all, and therefore, a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern.

Contractual obligations and commitments

The Company’s contractual obligations and commitments as at March 31, 2025 and their approximate timing of payment are as follows:

	< 1 year	1 to 3 years	4 – 5 years	>5 years	Total
Debt:
Repayment of principal	$33,230	$1,513	$-	$-	$34,743
Repayment of interest	1,233	21	-	-	1,254
Leases	53	99	-	-	152
Reclamation and Remediation provision			-	16,489	16,489
	$34,516	$1,633	$-	$16,489	$52,638

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

The repayment of debt principal includes $16,500 owing to a related party, of which commercial terms have not yet been finalized. Until such terms have been finalized, the Company has classified all principal amounts owing as current.

Subsequent Events

The Company did not have any subsequent events other than what has been disclosed elsewhere in this MD&A. Refer to Liquidity and Capital Resources – Debt.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Securities

As of the date of this MD&A, the Company had 136,366,599 common shares issued, 6,000,000 warrants and 10,695,000 options outstanding.

FINANCIAL INSTRUMENTS

a)	Carrying amount versus fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

	March 31, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Lease liabilities	$152	$152	$127	$127
Debt	$12,817	$12,817	$10,058	$10,058
Loans from related party	$22,420	$22,420	$22,023	$22,023

Management assessed that the fair values of cash and cash equivalents, restricted cash, other current assets, other receivables, and accounts payable approximate their carrying amounts due to the short-term maturities of these instruments, and the fair value of acquisition obligations approximate their carrying value as they are non-interest bearing. Trade receivables subject to provisional pricing are already carried at fair value.

Fair values of the Company’s lease liabilities, bank indebtedness, equipment loans, and loan from related party are determined by using discounted cash flow models that use discount rates that reflect the issuer’s borrowing rate as at the end of the reporting period.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs

All financial instruments measured at fair value use Level 2 valuation techniques.

There have been no transfers between fair value levels during the reporting period.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

RELATED PARTY TRANSACTIONS

Management company (Manco)

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the officed space rental agreement. The Company’s obligation for future rental payments on March 31, 2025 was approximately $172 over the course of the remaining three year term of the office lease.

The Company was charged for the following with respect to this arrangement during the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025	2024
Salaries and benefits	$76	$205
Office and other	35	30
Marketing and travel	3	4
	$114	$239

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President, Chief Executive Officer, Chief Financial Officer, and Directors.

	Three months ended March 31,
	2025	2024
Salaries and benefits	$107	$428
Consulting fees	159	228
Share-base compensation	55	(3)
Directors’ fees	107	55
	$428	$708

The following amounts are outstanding as at March 31, 2025 and December 31, 2024, and are included in accounts payable and accrued liabilities.

	As at March 31, 2025	As at December 31, 2024
Salaries and benefits payable	$382	$650
Consulting fees payable	-	206
	$382	$856

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

Accounting Standards Issued But Not Yet Adopted

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

●	Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.
●	Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.
●	New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).
●	Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.
●	Amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted for certain provisions. The Company is currently assessing the effect of these amendments to its financial statements but has not yet adopted.

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements (“IFRS 18”), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three defined categories (operating, investing, and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided (“management-defined performance measures”), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted it.

Estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years.

These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

●	Estimated mineral resources;
●	Revenue recognition
●	Reclamation and remediation provision;
●	Impairment;
●	Fair value measurement
●	Determination of useful life of assets for depreciation purposes;
●	Taxation

See note 5 of our 2024 annual audited consolidated financial statements for a detailed discussion of these accounting estimates and judgments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

The DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the interim filings are prepared and the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. The ICFR has been designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed, they may not prevent or detect misstatements on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls during the three months ended March 31, 2025.

NOTES TO READER

Cautionary note regarding forward-looking information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to that Titan believes that the district surrounding ESM remains underexplored despite the long operating history of ESM; the nature, extent, location, and timing of future exploration and testing at ESM; that testing at targets prioritized for surface sampling, mapping and drilling occurs as scheduled, if at all; production guidance; anticipated head grade; anticipated zones that will be mined, and timing of such mining; that the Company continues to examine various financing options to bolster the Company’s treasury; that the Company may require additional funding in the next twelve months; and that the Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time; anticipated recommencement of mining at N2D, and timing and results therefrom; anticipated construction of the Facility and timing and results therefrom; the Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM; ESM’s #4 mine is connected to its #2 mine, and there is potential for significant mineral resource expansion which is expected to support production growth; and exploration results indicating further potential mineral resource growth. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward looking statements and forward-looking statements are not guarantees of future results, performance or achievement. The Company has made assumptions based on or related to many of these risks, uncertainties and factors. These risks, uncertainties and factors include general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of zinc and other minerals; variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration, development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; delays in completion of exploration, development or construction activities; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits or obtain required licenses and permits in a timely manner; the ability to obtain financing on acceptable terms in a timely manner; contests over title to properties; risks of making a production decision at Turnpike (formerly Sphaleros) that is not based on a technical report; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business; damage caused by Tropical Storm Debby; the Company’s assumptions regarding time and cost to repair damage caused by Tropical Storm Debby; and the factors discussed in the section entitled “Risks Factors” in the Company’s most recent annual information form filed on SEDAR+.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law.

Risk Factors

The Company’s activities and related results are subject to a number of different risks at any given time. Exploration and development of mineral resources involves a high degree of risk. A summary of the Company’s financial instruments risk exposure is provided in the Financial Instruments section of the Company’s 2024 Annual Financial Statements. For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in both our most recent Annual Information Form and Annual MD&A, which are available on www.sedarplus.ca.

Qualified Person

The technical and scientific information in this MD&A has been reviewed and approved by Donald R. Taylor, MSc., PG, Chief Executive Officer of the Company, a qualified person for the purposes of NI 43-101. Mr. Taylor has more than 25 years of mineral exploration and mining experience and is a Registered Professional Geologist through the SME (registered member #4029597).

For additional information, please see the technical report titled “Empire State Mines 2024 NI 43-101 Technical Report” with an effective date of December 3, 2024, filed on SEDAR+ at www.sedarplus.ca on January 15, 2025.

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

NON-GAAP PERFORMANCE MEASURES

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company’s performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company’s issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-In Sustaining Cost (AISC)

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

	Three months ended March 31,
	2025		2024
C1 cash cost per payable pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)		15.6		14.4
Operating expenses and selling costs	$12,121	$0.78	$10,263	$0.71
Concentrate smelting and refining costs	1,964	0.13	3,667	0.26
Total C1 cash cost	$14,085	$0.91	$13,930	$0.97
Sustaining Capital Expenditures	$720	$0.05	$438	$0.03
AISC	$14,805	$0.96	$14,368	$1.00

TITAN MINING CORPORATION Management’s Discussion and Analysis (In thousands of US Dollars, unless otherwise indicated)

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

	Three months ended March 31,
	2025	2024
Sustaining capital expenditures	$720	$438
Expansionary capital expenditures	-	1
Additions to mineral, properties, plant and equipment	$720	$439

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	As at March 31,	As at December 31,
	2025	2024
Current portion of debt	$33,727	$32,081
Non-current portion of debt	1,510	-
Total debt	$35,237	$32,081
Less: Cash and cash equivalents	(12,183)	(10,163)
Net debt	$23,054	$21,918

Free Cash Flow

	Three months ended March 31,
	2025	2024
Net cash provided (used) by operating activities	$203	$(82)
Less: Capital expenditures	(720)	(439)
Free cash flow	$(517)	$(521)

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